Exhibit 99.1

Li Auto Inc. Announces Management and Board Changes

BEIJING, China, December 9, 2022 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that Mr. Yanan Shen, president and director, has tendered his resignation as the president and a director of the Company in order to devote more time to his personal affairs, effective on January 1, 2023. Mr. Shen will stay with the Company to support the Company’s continued efforts in the organizational upgrades to prepare for its future success.

In addition, the Company’s board of directors has promoted Mr. Donghui Ma, chief engineer, as the president and appointed him as a director of the Company, effective on January 1, 2023. Mr. Yan Xie, senior vice president, has been promoted as the chief technology officer, effective on December 12, 2022.

Mr. Xiang Li, founder, chairman, and chief executive officer of Li Auto, commented, “On behalf of our board and the management team, I would like to thank Yanan for his contribution to Li Auto since 2015. His sound judgment and leadership have been instrumental in our company’s growth from zero to one and the amazing delivery records that we have achieved, one after another, in the smart NEV market in China. Yanan has been my great partner over the years and will remain a lifetime friend whom I will always cherish and learn from. I am very grateful that before Yanan moves on to a different focus in life, he will continue to support our critical organizational upgrades so that we are ready for our ‘one-to-ten’ development. Meanwhile, we are also excited about the promotion of Donghui and Yan and look forward to working with them in their new capacities and taking Li Auto to new heights.”

“It has been a privilege to work alongside the right team and serve Li Auto during its founding and rapid development. I believe it’s now time to take a break and rethink how to create more value for my family and society” commented Mr. Yanan Shen, “The strong support and guidance from Xiang has helped me always strive further, for which I’m deeply grateful. Xiang has been my mentor in work and is also my most trusted friend in life. I also would like to thank Donghui, Yan, and our chief financial officer, Tie Li, for being there with me side-by-side through thick and thin, and to everyone at Li Auto for their support, hard work, and dedication. I firmly believe that Li Auto will be an ultimate winner among the global smart new energy automakers.” Mr. Shen concluded.

Mr. Donghui Ma has served as the Company’s chief engineer since September 2015. Mr. Ma worked as dean of research institute at SANY Heavy Vehicle Body Co., Ltd. since June 2011. Prior to that, Mr. Ma worked at IAT Automobile Technology Co., Ltd. and Jianshi International Automotive Design (Beijing) Co., Ltd. Mr. Ma received a bachelor’s degree in power engineering from Wuhan University of Technology in 1999 and a master’s degree in mechanical manufacturing and automation from Shanghai University in 2003.

Mr. Xie has served as the Company’s senior vice president since July 18, 2022. Mr. Xie has extensive work experience in the technology sector. Prior to joining the Company, Mr. Xie served as a vice president of software engineering at the consumer business group and the head of the device OS department at Huawei Technologies for three years, chief architect of AliOS system, and a general manager at Alibaba Group Holding Limited for five years, and worked at Intel Corporation for six years. Mr. Xie received a bachelor’s degree in information electrical engineering from Zhejiang University in 2001 and a master’s degree in computer engineering from the University of Delaware in 2003.

Mr. Shen has confirmed that his resignation does not result from any dispute or disagreement with the board of directors of the Company or the Company. Mr. Shen will also step down from his positions at the Company’s subsidiaries and consolidated affiliated entities, and his last day with the Company is expected to be around the end of June 2023 to ensure a smooth transition.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家, 创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its model lineup includes Li L9, a six-seat flagship family SUV, Li L8 and Li ONE, both of which are six-seat premium family SUVs, and Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com